Exhibit 99.1

Intchains Group Limited Reports Fourth Quarter and Full Year 2024 Unaudited Financial Results

Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), a company that engages in the provision of altcoin mining products, the strategic acquisition and holding of Ethereum-based cryptocurrencies, and the active development of innovative Web3 applications, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter 2024 Operating and Financial Highlights

•

Sales Volume of Altcoin Mining Products Measured by Number of Embedded ASIC Chips: Since we offer a wide range of altcoin mining products, with each unit incorporating anywhere from tens to thousands of ASIC chips, it is more meaningful to measure the sales of our altcoin mining products by the number of embedded ASIC chips. Our sales volume of ASIC chips for Q4 2024 was 1,705,408 units, compared to 423,040 units for the same period last year, representing an increase of 303.1%. All ASIC chip sales in Q4 2024 were for chips embedded in our altcoin mining products.

•

Revenue: Our revenue for Q4 2024 reached RMB74.2 million (US$10.2 million), reflecting a significant increase of 109.2% from RMB35.5 million for the same period of 2023. For the fourth quarter of 2024, revenue derived from mainland China and overseas countries and regions accounted for 67.0% and 33.0% of our total revenue, respectively.

•	Net Income: Our net income for Q4 2024 was RMB12.8 million (US$1.8 million), reflecting an increase of 58.2% from RMB8.1 million for the same period in 2023.

•

Non-GAAP Adjusted Net Income: Non-GAAP adjusted net income in the fourth quarter of 2024 was RMB14.8 million (US$2.0 million), reflecting an increase of 54.2% from RMB9.6 million for the same period in 2023. Non-GAAP adjusted net income excludes share-based compensation expenses. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

•

Cryptocurrency Assets: As of December 31, 2024, the fair value of our cryptocurrency assets other than stablecoins such as USDT and USDC was RMB148.8 million (US$20.4 million), primarily comprised of approximately 5,702 ETH-based cryptocurrencies, valued at RMB141.2 million (US$19.3 million).

Full Year 2024 Operating and Financial Highlights

•

Sales Volume of Altcoin Mining Products Measured by Number of Embedded ASIC Chips: Our sales volume of ASIC chips achieved 2,681,500 units for the year ended December 31, 2024, representing a year-over-year increase of 84.0% from 1,457,373 units for 2023.

•

Revenue: Our revenue was RMB281.8 million (US$38.6 million) for the year ended December 31, 2024, representing a year-over-year increase of 242.7% from RMB82.2 million for 2023. For the year ended December 31, 2024, revenue derived from mainland China and overseas countries and regions accounted for 45.5% and 54.5% of our total revenue, respectively.

•	Net Income: Our net income was RMB51.5 million (US$7.1 million) for the year ended December 31, 2024, compared to a net loss of RMB26.8 million for 2023.

•

Non-GAAP Adjusted Net Income: Non-GAAP adjusted net income for the year ended December 31, 2024 was RMB60.5 million (US$8.3 million), compared to a net loss of RMB23.3 million for 2023. Non-GAAP adjusted net income excludes share-based compensation expenses. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Intchains Group Achieves Milestones in Innovative Solutions and Cryptocurrency Strategy

Mr. Qiang Ding, Chairman of the Board of Directors and Chief Executive Officer, commented, “The cryptocurrency market showed strong performance in Q4 2024, with growing optimism from major financial institutions about its prospects for 2025. Riding this momentum, Dogecoin saw solid price growth during the quarter. As a leading supplier of Dogecoin mining machines, the Company also delivered satisfactory operational results in Q4 2024. The growth rate of net profit in Q4 was slower than that of revenue, primarily due to the Company’s research and development expenses for the launch of new projects in 2025. the Company expects that the increased investment in research and development will better drive the Company’s operational performance in 2025. Throughout this quarter, the Company continued its Ethereum treasury strategy, increasing its ETH holdings by 37% compared to Q3 2024 in terms of units of ETH held at the end of the quarter, The combination of rising Ethereum prices and an expanded ETH portfolio had a positive impact on net profit, further strengthening the company’s financial position.

Looking ahead to 2025, the Company remains committed to expanding its presence in altcoin development. In February 2025, the Company introduced the AE BOX series of mining products, positioning itself as an early mover in Aleo mining. The Company will also continue upgrading its Dogecoin mining machines, reinforcing its industry leadership. Additionally, it will maintain its Ethereum treasury strategy throughout the year. On the application front, the Company took a significant step in Web3 payments with the launch of Goldshell Wallet in February 2025. This expansion reflects the Company’s commitment to broadening its Web3 ecosystem.”

Fourth Quarter 2024 Financial Results

Revenue

Revenue was RMB74.2 million (US$10.2 million) for the fourth quarter of 2024, representing an increase of 109.2% from RMB35.5 million for the same period in 2023. The substantial growth was primarily driven by a significant increase in demand for our altcoin mining products, fueled by improved cryptocurrency market performance.

Cost of Revenue

Cost of revenue was RMB54.8 million (US$7.5 million) for the fourth quarter of 2024, representing an increase of 287.4% from RMB14.1 million for the same period of 2023. The percentage increase in cost of revenue was higher than the percentage increase in our revenue, which was primarily due to the lower gross margins for the series of mining products we primarily sold in the fourth quarter of 2024, compared to the same period last year.

Operating Expenses

Total operating expenses were RMB56.0 million (US$7.7 million) for the fourth quarter of 2024, representing an increase of 145.8% from RMB22.8 million for the same period of 2023. The increase was primarily due to an increase in research and development expenses.

•

Research and development expenses increased by 228.7% to RMB45.9 million (US$6.3 million) for the fourth quarter of 2024 from RMB14.0 million for the same period of 2023. The increase was primarily due to higher expenses related to preliminary research costs conducted for new projects, as well as increased personnel-related expenses.

•

Sales and marketing expenses increased by 62.1% to RMB2.9 million (US$0.4 million) for the fourth quarter of 2024 from RMB1.8 million for the same period of 2023, mainly driven by increased personnel-related expenses.

•	General and administrative expenses remained relatively steady at RMB7.0 million and RMB7.2 million (US$1.0 million), respectively, for the fourth quarter of 2023 and 2024.

Interest Income

Interest income decreased by 11.1% to RMB3.8 million (US$0.5 million) for the fourth quarter of 2024 from RMB4.2 million for the same period of 2023, mainly due to a reduced cash balance resulting from our strategy of using part of our operating cash flow to acquire and hold ETH-based cryptocurrencies.

Gain on fair value of cryptocurrency, net

Gain on fair value of cryptocurrency, net, for the fourth quarter of 2024 was RMB29.2 million (US$4.0 million), compared to nil in the same period of 2023. The gain was primarily due to an approximately 31.5% increase in the price of ETH and an approximately 37.4% increase in the number of ETH-based cryptocurrency units held from the end of the third quarter of 2024 to the end of the fourth quarter of 2024.

Other Income, Net

Other income, net, decreased by 29.8% to RMB5.2 million (US$0.7 million) for the fourth quarter of 2024 from RMB7.5 million for the same period of 2023, primarily due to the decrease in grants received from the local government, which have no repayment obligations.

Net Income

As a result of the foregoing, our net income increased by 58.2% to RMB12.8 million (US$1.8 million) for the fourth quarter of 2024 from RMB8.1 million for the same period of 2023.

Non-GAAP Adjusted Net Income

Non-GAAP adjusted net income increased by 54.2% to RMB14.8 million (US$2.0 million) for the fourth quarter of 2024 from RMB9.6 million for the same period of 2023.

Basic and Diluted Net Earnings Per Ordinary Share

Basic and diluted net earnings per ordinary share both increased by 57.1% to RMB0.11 (US$0.01) for the fourth quarter of 2024 from RMB0.07 for the same period of 2023.

Non-GAAP Basic and Diluted Net Earnings Per Ordinary Share

Non-GAAP adjusted basic and diluted net earnings per ordinary share increased by 50.2% to RMB0.12 (US$0.02) for the fourth quarter of 2024 from RMB0.08 for the same period of 2023. Each ADS represents two of the Company’s Class A ordinary shares.

Full Year 2024 Financial Results

Revenue

Revenue was RMB281.8 million (US$38.6 million) in 2024, representing an increase of 242.7% from RMB82.2 million in 2023. The substantial growth was primarily driven by a significant increase in the average selling price of our new products launched in March 2024, compared to older products, as well as improved cryptocurrency market performance, which led to higher demand for our products.

Cost of Revenue

Cost of revenue was RMB130.5 million (US$17.9 million) for the year ended December 31, 2024, representing an increase of 78.3% from RMB73.1 million for 2023. The percentage increase in cost of revenue was substantially lower than the percentage increase in our revenue, which was primarily due to the higher gross margins for our new products launched in March 2024 compared to the older products.

Operating Expenses

Total operating expenses were RMB148.2 million (US$20.3 million) for 2024, representing an increase of 100.1% from RMB74.0 million for 2023. The increase was primarily due to an increase in research and development expenses.

•

Research and development expenses increased by 158.7% to RMB109.4 million (US$15.0 million) for 2024 from RMB42.3 million for 2023. The increase was primarily due to more products launched in 2024, as well as increased personnel-related expenses.

•	Sales and marketing expenses increased by 29.6% to RMB8.5 million (US$1.2 million) for 2024 from RMB6.5 million for 2023, mainly driven by increased personnel-related expenses.

•

General and administrative expenses increased by 20.0% to RMB30.2 million (US$4.1 million) for 2024 from RMB25.2 million for 2023, primarily due to increased personnel-related expenses and increased amortization expenses of trademarks.

Interest Income

Interest income remained relatively steady at RMB16.8 million and RMB16.2 million (US$2.2 million), respectively, for the year ended December 31, 2023 and 2024.

Gain on fair value of cryptocurrency, net

Gain on fair value of cryptocurrency, net, for 2024 was RMB21.3 million (US$2.9 million), compared to nil for 2023. The gain was primarily due to ETH closing price rising approximately 48.6% from the end of 2023 to the end of 2024, as well as units of ETH-based cryptocurrencies held increased from approximately 60 from the end of 2023 to 5,702 from the end of 2024.

Other Income, Net

Other income, net, decreased by 38.7% to RMB8.1 million (US$1.1 million) for 2024 from RMB13.2 million for 2023, primarily due to the decrease in grants received from the local government, which have no repayment obligations.

Net Income/(loss)

As a result of the foregoing, we recorded a net income of RMB51.5 million (US$7.1 million) for the year ended December 31, 2024, compared to a net loss of RMB26.8 million for the year ended December 31, 2023.

Basic and Diluted Net Earnings/(Losses) Per Ordinary Share

Basic and diluted net earnings per ordinary share were both RMB0.43 (US$0.06) for the year ended December 31, 2024, compared to basic and diluted net loss per ordinary share of RMB0.22 for the year ended December 31, 2023.

Non-GAAP Basic and Diluted Net Earnings/(Losses) Per Ordinary Share

Non-GAAP adjusted basic and diluted net income per ordinary share was RMB0.50 (US$0.07) for the year ended December 31, 2024, compared to Non-GAAP adjusted basic and diluted net loss per ordinary share of RMB0.20 for the year ended December 31, 2023. Each ADS represents two of the Company’s Class A ordinary shares.

Recent Development

Aleo Mining: On February 7, 2025, the Company launched AE BOX series of cutting-edge mining products for Aleo, establishing itself as a pioneer in Aleo mining solutions. This marks the Company’s first venture into the zero-knowledge proof sector, further reinforcing its deep expertise and innovation in the altcoin space.

Goldshell Wallet: On February 26, 2025, the Company introduced the Goldshell Wallet, an air-gapped, triple-secured wallet designed for maximum security and seamless user experience. Currently in their trial stage, Goldshell Wallet is not expected to contribute materially to our profits during this phase. However, we believe they represent an important step toward becoming a company with a stable application development pipeline and the ability to navigate across the crypto cycle.

Conference Call Information

The Company’s management team will host an earnings conference call to discuss its financial results at 8:00 PM U.S. Eastern Time on February 27, 2025 (9:00 AM Beijing Time on February 28, 2025). Details for the conference call are as follows:

Event Title:	Intchains Group Limited Fourth Quarter 2024 Earnings Conference Call

Date:	February 27, 2025

Time:	8:00 PM U.S. Eastern Time

Registration Link:	https://register.vevent.com/register/BI19e79ee987794b71a2f0af1c0f1a3d42

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of dial-in numbers and a personal access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available at the Company’s website at https://intchains.com/.

About Intchains Group Limited

Intchains Group Limited is a company that engages in the provision of altcoin mining products, the strategic acquisition and holding of Ethereum-based cryptocurrencies, and the active development of innovative Web3 applications. For more information, please visit the Company’s website at: https://intchains.com/.

Exchange Rate Information

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB7.2993 on the last trading day of the fourth quarter of 2024 (December 31, 2024). No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; (viii) fluctuations in the market price of ETH-based cryptocurrencies; gains or losses from the sale of ETH-based cryptocurrencies; changes in accounting treatment for the Company’s ETH-based cryptocurrencies holdings; a decrease in liquidity in the markets in which ETH-based cryptocurrencies are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud, or other events leading to the loss of the Company’s ETH-based cryptocurrencies; impacts to the price and rate of adoption of ETH-based cryptocurrencies associated with financial difficulties and bankruptcies of various participants in the industry; and (viii) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Use of Non-GAAP Financial Measures

In evaluating Company’s business, the Company uses non-GAAP measures, such as adjusted income (loss) from operations and adjusted net income (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses, and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in Company’s business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

Redhill

Belinda Chan

Tel: +852-9379-3045

Email: belinda.chan@creativegp.com

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	694,750	322,252	44,148
USDC	—	1,690	232
Cryptocurrency-current	—	30,079	4,121
Inventories, net	41,767	98,614	13,510
Prepayments and other current assets, net	47,403	69,703	9,549
Short-term investments	13,596	198,562	27,203

Total current assets	797,516	720,900	98,763

Non-current Assets:
Cryptocurrency-non-current	645	148,790	20,384
Long-term investments	—	20,569	2,818
Property, equipment, and software, net	49,184	157,065	21,518
Intangible assets, net	3,425	3,552	487
Right-of-use assets	1,735	272	37
Deferred tax assets	12,899	28,942	3,965
Prepayments on long-term assets	113,425	—	—
Other non-current assets	421	9,419	1,290

Total non-current assets	181,734	368,609	50,499

Total assets	979,250	1,089,509	149,262

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	195	14,847	2,034
Contract liabilities	9,828	37,447	5,129
Income tax payable	1,634	2,023	277
Lease liabilities	1,103	272	37
Provision for warranty	40	161	22
Accrued liabilities and other current liabilities	15,364	21,692	2,971

Total current liabilities	28,164	76,442	10,470

Non-current Liabilities:
Deferred tax liabilities	—	—	—
Lease liabilities	761	—	—

Total non-current liabilities	761	—	—

Total liabilities	28,925	76,442	10,470

Shareholders’ Equity:
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 119,876,032 and 120,081,456 shares issued, 119,876,032 and 119,962,962 shares outstanding as of December 31, 2023 and December 31, 2024, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Additional paid-in capital	186,262	195,236	26,747
Statutory reserve	48,265	51,762	7,091
Accumulated other comprehensive income	1,838	3,777	518
Retained earnings	713,960	762,292	104,436

Total equity	950,325	1,013,067	138,792

Total liabilities and shareholders’ equity	979,250	1,089,509	149,262

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Three Months ended December 31,
	2023	2024
	RMB	RMB	US$
Products revenue	35,454	74,177	10,162
Cost of revenue	(14,132)	(54,752)	(7,501)

Gross profit	21,322	19,425	2,661
Operating expenses:
Research and development expenses	(13,962)	(45,887)	(6,286)
Sales and marketing expenses	(1,787)	(2,897)	(397)
General and administrative expenses	(7,040)	(7,237)	(991)

Total operating expenses	(22,789)	(56,021)	(7,674)

Loss from operations	(1,467)	(36,596)	(5,013)
Interest income	4,248	3,778	518
Foreign exchange gains/(losses), net	(971)	2,264	310
Gain on fair value of cryptocurrency, net	—	29,228	4,004
Other income, net	7,458	5,237	717

Income before income tax expenses	9,268	3,911	536
Income tax (expense)/benefit	(1,190)	8,870	1,215

Net Income	8,078	12,781	1,751

Foreign currency translation adjustment, net of nil tax	(826)	4,127	565

Total comprehensive income	7,252	16,908	2,316

Weighted average number of shares used in per share calculation
— Basic	119,876,032	119,962,962	119,962,962
— Diluted	119,921,358	119,980,895	119,980,895
Net earnings per share
— Basic	0.07	0.11	0.01
— Diluted	0.07	0.11	0.01

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Year ended December 31,
	2023	2024
	RMB	RMB	US$
Products revenue	82,225	281,767	38,602
Cost of revenue	(73,147)	(130,452)	(17,872)

Gross profit	9,078	151,315	20,730
Operating expenses:
Research and development expenses	(42,304)	(109,443)	(14,994)
Sales and marketing expenses	(6,532)	(8,468)	(1,160)
General and administrative expenses	(25,210)	(30,248)	(4,144)

Total operating expenses	(74,046)	(148,159)	(20,298)

Income/(loss) from operations	(64,968)	3,156	432
Interest income	16,750	16,235	2,224
Foreign exchange gains/(losses), net	(524)	1,382	189
Gain on fair value of cryptocurrency, net	—	21,322	2,921
Other income, net	13,191	8,082	1,107

Income/(loss) before income tax expenses	(35,551)	50,177	6,873
Income tax benefit	8,756	1,320	181

Net Income/(loss)	(26,795)	51,497	7,054

Foreign currency translation adjustment, net of nil tax	1,838	1,939	266

Total comprehensive income/(loss)	(24,957)	53,436	7,320

Weighted average number of shares used in per share calculation
— Basic	119,387,937	119,932,051	119,932,051
— Diluted	119,387,937	120,011,806	120,011,806
Net earnings/(losses) per share
— Basic	(0.22)	0.43	0.06
— Diluted	(0.22)	0.43	0.06

INTCHAINS GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except per share data)

	For the Three Months ended December 31,
	2023	2024
	RMB	RMB	US$
Loss from operations	(1,467)	(36,596)	(5,013)
Add:
Share-based compensation expense	1,501	1,992	273
Non-GAAP adjusted operating income/(loss)	34	(34,604)	(4,740)
Net income	8,078	12,781	1,751
Add:
Share-based compensation expense	1,501	1,992	273
Non-GAAP adjusted net income	9,579	14,773	2,024

Non-GAAP adjusted net earnings per share
— Basic	0.08	0.12	0.02
— Diluted	0.08	0.12	0.02

INTCHAINS GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except per share data)

	For the Year ended December 31,
	2023	2024
	RMB	RMB	US$
Income/(loss) from operations	(64,968)	3,156	432
Add:
Share-based compensation expense	3,474	8,973	1,229
Non-GAAP adjusted operating income/(loss)	(61,494)	12,129	1,661
Net income/(loss)	(26,795)	51,497	7,054
Add:
Share-based compensation expense	3,474	8,973	1,229
Non-GAAP adjusted net income/(loss)	(23,321)	60,470	8,283

Non-GAAP adjusted net earnings/(losses) per share
— Basic	(0.20)	0.50	0.07
— Diluted	(0.20)	0.50	0.07

INTCHAINS GROUP LIMITED

UNAUDITED CRYPTOCURRENCY-ADDITIONAL INFORMATION

As of Quarter Ended	Cryptocurrency	Approximate Number of Cryptocurrency Held at End of Quarter		Original Cost Basis	Approximate Average Cost Price Per Unit of Cryptocurrency		Lowest Market Price Per Unit of Cryptocurrency During Quarter (a)		Market Value of Cryptocurrency Held at End of Quarter Using Lowest Market Price (b)	Highest Market Price Per Unit of Cryptocurrency During Quarter (c)		Market Value of Cryptocurrency Held at End of Quarter Using Highest Market Price (d)	Market Price Per Unit of Cryptocurrency at End of Quarter (e)		Market Value of Cryptocurrency Held at End of Quarter Using Ending Market Price (f)
		Unit		USD	USD		USD		USD	USD		USD	USD		USD
December 31, 2024	ETH	5,075		15,102,524	2,976		2,309		11,718,175	4,109		20,853,175	3,414		17,326,050
	ETH-Coinbase Staked	627		1,800,713	2,872		2,487		1,559,349	4,450		2,790,150	3,701		2,320,527
	Bitcoin	10.29		720,567	70,026		58,864		605,711	108,389		1,115,323	95,285		980,483
	USDT&USDC	4,425,484		4,428,159	1		1		4,384,335	1		4,469,357	1		4,419,574
	Others	Multiple	*	78,298	Multiple	*	Multiple	*	30,694	Multiple	*	101,589	Multiple	*	69,389

	Total			22,130,261					18,298,264			29,329,594			25,116,023

September 30, 2024	ETH	3,522		10,115,116	2,872		2,116		7,452,552	3,563		12,548,886	2,596		9,143,112
	ETH-Coinbase Staked	627		1,800,713	2,872		2,290		1,435,830	3,926		2,461,602	2,807		1,759,989
	Bitcoin	8.47		549,364	64,860		49,050		415,454	70,000		592,900	63,552		538,285
	USDT&USDC	9,847,687		9,849,266	1		1		9,814,682	1		9,857,395	1		9,845,929
	Others	Multiple	*	105,405	Multiple	*	Multiple	*	36,415	Multiple	*	72,441	Multiple	*	53,661

	Total			22,419,864					19,154,933			25,533,224			21,340,976

June 30, 2024	ETH	1,937		6,179,744	3,190		2,814		5,450,718	3,974		7,697,638	3,394		6,574,178
	ETH-Coinbase Staked	480		1,301,108	2,711		2,954		1,417,920	4,243		2,036,640	3,645		1,749,600
	Bitcoin	3.95		265,883	67,312		56,500		223,175	72,777		287,469	61,613		243,371
	USDT&USDC	10,422,648		10,423,276	1		1		10,386,315	1		10,458,980	1		10,404,063
	Others	Multiple	*	107,484	Multiple	*	Multiple	*	54,226	Multiple	*	122,435	Multiple	*	64,202

	Total			18,277,495					17,532,354			20,603,162			19,035,414

March 31, 2024	ETH	346		999,180	2,888		2,100		726,600	4,094		1,416,524	3,618		1,251,828
	ETH-Coinbase Staked	479		1,297,687	2,709		2,236		1,071,044	4,341		2,079,339	3,842		1,840,318
	Bitcoin	0.67		44,995	67,157		38,501		25,796	73,836		49,470	70,407		47,173
	USDT&USDC	99,583		99,583	1		1		99,583	1		99,583	1		99,583
	Others	Multiple	*	81,571	Multiple	*	Multiple	*	67,814	Multiple	*	124,481	Multiple	*	91,346

	Total			2,523,016					1,990,837			3,769,397			3,330,248

*

The ‘Others’ category encompasses various cryptocurrencies that are not reported individually due to their lower significance. This category is labeled as ‘Multiple’ to indicate the presence of diverse prices associated with different type of cryptocurrency. Due to their immaterial nature, detailed price listings are not provided.

(a)

The “Lowest Market Price Per Unit of Cryptocurrency During Quarter” represents the lowest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter, without regard to when we obtained any of the cryptocurrency.

(b)

The “Market Value of Cryptocurrency Held at End of Quarter Using Lowest Market Price” represents a mathematical calculation consisting of the lowest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.

(c)

The “Highest Market Price Per Unit of Cryptocurrency During Quarter” represents the highest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter, without regard to when we obtained any of the cryptocurrency.

(d)

The “Market Value of Cryptocurrency Held at End of Quarter Using Highest Market Price” represents a mathematical calculation consisting of the highest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.

(e)

The “Market Price Per Unit of Cryptocurrency at End of Quarter” represents the market price of a single unit of cryptocurrency on the Coinbase exchange at midnight UTC+8 time on the last day of the respective quarter, which aligns with the our revenue recognition cut-off.

(f)

The “Market Value of Cryptocurrency Held at End of Quarter Using Ending Market Price” represents a mathematical calculation consisting of the market price of a single unit of cryptocurrency on the Coinbase exchange at midnight UTC+8 time on the last day of the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.